================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of: August, 2006

Commission File Number: 000-50393



                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.  Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   Yes [ ]   No [X]

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):   Yes [ ]   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of
1934.  Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


================================================================================



                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     NEUROCHEM INC.
August 15, 2006

                                     By: /s/  David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

[picture]















                                     We are

                                    Neurochem



                                 SECOND QUARTER
                               ENDED JUNE 30, 2006
















Neurochem Second Quarter ended June 30, 2006

                                                       Message to Shareholders 2


MESSAGE TO SHAREHOLDERS

As we prepare this report on our Second Quarter results, Neurochem is within less than one week of receiving the US Food and Drug Administration's (FDA's) response to our New Drug Application (NDA) for eprodisate (Fibrillex(TM)), one of Neurochem's product candidates. The FDA filed and granted Priority Review to this NDA in April, 2006.

     We have been in ongoing discussions with the agency since the filing of the NDA, and we now await an action letter from the FDA on this application. Until such time as we have received and reviewed this letter, nothing more can be said on the topic.

     In addition to our regulatory filings in the United States, we are expecting to file our Marketing Authorization Application this September for eprodisate (Fibrillex(TM)) for the treatment of AA amyloidosis with the European Medicines Agency. The "rapporteur" and "co-rapporteur" countries have been confirmed, namely France and the UK, respectively. Preliminary meetings have already taken place with representatives of both of these national authorities.

     Another core product candidate, tramiprosate (Alzhemed(TM)), is for Alzheimer's disease (AD), a very serious condition which remains today in need of a new treatment paradigm. Tramiprosate's (Alzhemed(TM)'s) development is continuing to advance and the North American Phase III clinical trial is expected to be completed in January 2007. It is designed to assess the safety, efficacy and disease-modifying potential of tramiprosate (Alzhemed(TM)) in mild-to-moderate AD patients. Today, there are more than 350 patients who have completed the trial and more than 820 who have reached the one-year time point. We have experienced a drop-out rate of about 22%, which is much lower than anticipated and is very encouraging. The data is expected to be released at the end of Spring 2007.

     For patients who have completed the North American Phase III trial, we have also initiated an ongoing extension study in which 300 patients are already participating and receiving this medication. This represents more than 85% of the patients who have completed the Phase III clinical trial. We believe this is promising and we are looking forward to receiving the results of the North American Phase III clinical trial next year. We also find it encouraging that the journal, Neurology, has accepted for publication the Phase II clinical trial results of tramiprosate (Alzhemed(TM)). The journal's publication will be available on-line shortly and we will inform the public of its availability in a timely manner.

     Neurochem is also actively pursuing the advancement of tramiprosate's (Alzhemed(TM)'s) Phase III clinical trial in Europe, which was initiated in September 2005 and which will involve approximately the same number of mild-to-moderate AD patients as in the North American trial. The trial is taking place in ten countries, with close to 70 clinical centers overall participating. At the present time, more than 500 patients have been randomized in the European trial and we expect patient recruitment to be completed in the next few months.

     With a late-stage product candidate such as tramiprosate (Alzhemed(TM)) and its blockbuster potential, we continue to receive strong interest from various companies that are interested in partnering with us for this program. Our goal is not only to conclude a partnership under the best possible terms and conditions, but also to conclude one with the right partner - a partner that will collaborate with us and enable us to grow as a company.


APPOINTMENTS

During the second quarter, Neurochem was very pleased to announce the appointment of Messrs. Andre Desmarais, Neil Flanzraich and Calin Rovinescu to its Board of Directors. Mr. Desmarais is President and Co-Chief Executive Officer of Power Corporation of Canada and Deputy Chairman of Power Financial Corporation. Mr. Flanzraich was, until recently, Vice Chairman and President of IVAX Corporation, until its sale to TEVA Pharmaceuticals and Mr. Rovinescu, a lawyer, is co-founder and Principal of Genuity Capital Markets, and former Executive Vice President of Air Canada. These gentlemen bring experience and expertise to Neurochem that will be invaluable as we move forward.




Neurochem Second Quarter ended June 30, 2006

                                                       Message to Shareholders 3


RECENT DEVELOPMENTS

We also announced, following the close of the quarter, that Neurochem has entered into a securities purchase agreement in respect of an equity line of credit facility, with a 24-month term, that provides the Company up to US $60 million of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over the term. Rodman & Renshaw acted as placement agent for this transaction. The agreement provides for an obligation for Neurochem to drawdown at least US $25 million over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and approval from the appropriate securities regulators.

     With a pending decision from the FDA on the potential approval of eprodisate (Fibrillex(TM)) and the advancement of the two Phase III clinical trials for tramiprosate (Alzhemed(TM)), we stand on the threshold of important developments in the near future. Given the cash on hand and the key activities in progress, we believe this facility gives our Company the flexibility required to raise funds at an appropriate time.


CONCLUSION

To conclude, I would like to reiterate that I believe this Company is poised to be an exciting leader within the global biopharmaceutical industry. The Company's key drug-development programs moved ahead as planned during the quarter, led by a management team with both the strength and depth required to take Neurochem to the next level of product development and commercialization.

     On behalf of our employees and Board of Directors, I thank you, our shareholders, for your support.




[signed]
Dr. Francesco Bellini
Chairman, President and Chief Executive Officer
August 9, 2006



Neurochem Second Quarter ended June 30, 2006

                                          Management's Discussion and Analysis 4


MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE
THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2006

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated financial statements for the six-month period ended June 30, 2006, as well as the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2005. All dollar figures are Canadian dollars, unless specified otherwise.


RESULTS OF OPERATIONS

For the three-month period ended June 30, 2006, the net loss amounted to $20,374,000 ($0.53 per share), compared to $18,694,000 ($0.54 per share) for the corresponding period last year. For the six-month period ended June 30, 2006, the net loss amounted to $37,508,000 ($0.97 per share), compared to $35,664,000 ($1.08 per share) for the same period last year. The 2006 second quarter results include the International Chamber of Commerce Court of Arbitration final award of $2,089,000 (approximately U.S. $1.9 million) in respect of the Immtech Pharmaceuticals, Inc. dispute.

     Revenue from collaboration agreement amounted to $608,000 for the current quarter ($1,215,000 for the six-month period), compared to $822,000 for the same period last year ($2,027,000 for the six-month period). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (Fibrillex(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S. $6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration
(FDA), the amount would no longer be refundable and would be amortized as earned revenue. In February 2006, the Company completed the submission of a New Drug Application (NDA) with the FDA for eprodisate (Fibrillex(TM)). In April 2006, the Company received notification from the FDA that it had filed and designated the eprodisate (Fibrillex(TM)) NDA for priority review, with a goal date of August 13, 2006, when the FDA is expected to render a decision.

     Reimbursable costs revenue amounted to $205,000 for the current quarter ($435,000 for the six-month period), compared to $213,000 for the same period last year ($657,000 for the six-month period) and consists of costs reimbursable by Centocor in respect of eprodisate (Fibrillex(TM)) - related activities. The Company earns no margin on these reimbursable costs.

     Research and development expenses, before research tax credits and grants, amounted to $14,342,000 for the current quarter ($28,068,000 for the six-month period), compared to $12,897,000 for the same period last year ($24,862,000 for the six-month period). The increase is primarily due to expenses incurred in relation to the development of tramiprosate (Alzhemed(TM)) for the ongoing Phase III clinical trials in North America and Europe. Tramiprosate (Alzhemed(TM)) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). The 18-month North American Phase III clinical trial is expected to be completed in January 2007. This trial is being conducted in close to 70 clinical centers in the U.S. and in Canada, with 1,052 mild-to-moderate AD patients enrolled. In September 2005, the Company launched its Phase III clinical trial in Europe, with 930 mild-to-moderate AD patients expected to participate. The study duration is also 18 months and the trial will be conducted in approximately 70 centers in ten European countries. As of June 30, 2006, 491 patients had been successfully screened in the European clinical trial, of which 428 were randomized; the remaining 63 patients are expected to be randomized and included in the clinical trial. Enrollment for the European clinical trial is expected to be completed during the fall of 2006. The Phase III clinical trials on



Neurochem Second Quarter ended June 30, 2006

                                          Management's Discussion and Analysis 5


tramiprosate (Alzhemed(TM)) are designed to demonstrate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. In May 2006, the Company started an 18-month open-label extension study for patients who have completed the ongoing North American Phase III clinical trial for tramiprosate (Alzhemed(TM)). For the quarter and six-month period ended June 30, 2006, research and development expenses also included costs incurred to support the ongoing eprodisate (Fibrillex(TM)) Phase II/III open-label extension study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.

     Research tax credits and grants amounted to $494,000 this quarter ($1,029,000 for the six-month period), compared to $542,000 for the corresponding period last year ($960,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec, eligible for refundable tax credits.

     General and administrative expenses totaled $3,366,000 for the current quarter ($6,808,000 for the six-month period), compared to $5,917,000 for the same quarter last year ($11,082,000 for the six-month period). The decrease is primarily attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech International, Inc. (now known as Immtech Pharmaceuticals, Inc. and referred to herein as Immtech). See Arbitral award below.

     Arbitral award amounted to $2,089,000 (approximately U.S. $1.9 million) for the current quarter and relates to the dispute with Immtech. In connection with an agreement concluded in 2002, Immtech brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute was presented to an arbitral tribunal (Tribunal) convened in accordance with the rules of the International Chamber of Commerce Court of Arbitration (ICC). An evidentiary hearing before the Tribunal was held in mid-September 2005 and the Tribunal issued its Final Award in early June 2006. The Tribunal held that Neurochem did not misappropriate any of Immtech's compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem's patent applications. While the Tribunal found that Neurochem had breached certain sections of the 2002 agreement, Immtech was awarded only U.S. $35,000 in damages, plus interest thereon, in connection with a disputed milestone payment, and not the compensatory damages of up to U.S. $50 million or any of the punitive damages that Immtech had been claiming. All of Immtech's tort claims were rejected, as were its claims for injunctive relief and equitable relief; the Tribunal also denied Neurochem's counterclaims. Immtech was awarded only a portion of the ICC's administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech's arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S. $1.83 million. When added to the U.S. $35,000 in damages and interest thereon, Immtech was awarded, in total, approximately U.S. $1.9 million. On July 10, 2006, Immtech issued a letter to the Tribunal and the ICC seeking a further determination under the Final Award. On July 12, 2006, the Tribunal granted Neurochem 20 days to respond in writing to Immtech's letter and Neurochem filed its response on July 28, 2006. The parties now await the decision of the Tribunal in relation to Immtech's July 10 letter. In view of these developments, the status conference before the Federal District Court for the Southern District of New York has again been adjourned, until late September 2006. See note 7 to the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2006.

     Reimbursable costs amounted to $205,000 for the current quarter ($435,000 for the six-month period), compared to $213,000 for the same period last year ($657,000 for the six-month period), and consist of costs incurred on behalf of Centocor in respect of eprodisate (Fibrillex(TM)) related activities and reimbursable by Centocor.

     Stock-based compensation amounted to $1,016,000 for the current quarter ($1,932,000 for the six-month period), compared to $2,292,000 for the corresponding quarter last year ($3,062,000 for the six-month period). This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The decrease is attributable to expenses of $1,441,000 recorded in 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.



Neurochem Second Quarter ended June 30, 2006

                                          Management's Discussion and Analysis 6


     Depreciation, amortization and write-off of patents amounted to $409,000 for the current quarter ($902,000 for the six-month period), compared to $575,000 for the same quarter last year ($1,145,000 for the six-month period). The decrease results mainly from the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities and campus located in Laval, Quebec.

     Interest and bank charges amounted to $23,000 for the current quarter ($50,000 for the six-month period), compared to $133,000 for the same quarter last year ($254,000 for the six-month period). The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.

     Interest income amounted to $580,000 for the current quarter ($1,223,000 for the six-month period), compared to $633,000 for the same quarter last year ($884,000 for the six-month period). The increase in the six-month period is mainly attributable to higher interest rates during the current period, compared to the same period last year.

     Foreign exchange loss amounted to $524,000 for the current quarter (loss of $570,000 for the six-month period), compared to a gain of $1,406,000 for the same quarter last year (gain of $1,632,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily U.S. dollars. Foreign exchange losses recognized during 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the U.S. dollar during the periods.

     Other income amounted to $308,000 for the current quarter ($593,000 for the six-month period), compared to $296,000 for the same quarter last year ($347,000 for the six-month period). Other income consists of non-operating revenue, primarily sub-lease revenue.

     Share of loss in a company subject to significant influence amounted to $891,000 for the current quarter ($1,707,000 for the six-month period), compared to $824,000 for the corresponding quarter last year ($1,579,000 for the six-month period). Non-controlling interest amounted to $296,000 for the current quarter ($558,000 for the six-month period), compared to $245,000 for the corresponding quarter last year ($470,000 for the six-month period). These items result from the consolidation of the Company's interest in a holding company that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. In March 2006, the Company invested an additional amount of $1,660,000 in that holding company in connection with a financing by Innodia Inc. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.

Related party transactions

(In thousand of Canadian dollars, except per share data)

                                     Three months ended        Six months ended
                                               June 30,                June 30,
--------------------------------------------------------------------------------
                                     2006          2005        2006        2005
--------------------------------------------------------------------------------
Management services expense           614           600       1,227       1,200
Sub-lease revenue                     239           221         479         221


Please refer to note 6 of the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2006 for details and additional related party transactions.




Neurochem Second Quarter ended June 30, 2006

                                          Management's Discussion and Analysis 7


QUARTERLY RESULTS (UNAUDITED)
(In thousand of Canadian dollars, except per share data)

                                                                   Net loss per
                                                                          share
                                                                      Basic and
Quarter                                     Revenue     Net loss        diluted
--------------------------------------------------------------------------------
                                                  $            $              $
Year ended December 31, 2006
Second                                          813      (20,374)         (0.53)
First                                           837      (17,134)         (0.45)

Year ended December 31, 2005
Fourth                                          837      (15,628)         (0.42)
Third                                           920      (21,074)         (0.58)
Second                                        1,035      (18,694)         (0.54)
First                                         1,649      (16,970)         (0.54)

Year ended December 31, 2004
Fourth                                          327      (15,388)         (0.51)
Third                                            --      (13,775)         (0.45)


     The increase in quarterly losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials.


LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2006, the Company had available cash, cash equivalents and marketable securities of $41,931,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the exercise of a warrant in February of 2006 by Picchio Pharma.

     On February 16, 2006, Picchio Pharma, the Company's largest shareholder, exercised the warrant previously issued pursuant to a February 2003 private placement which was otherwise scheduled to expire on February 18, 2006, generating total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury.

     As at July 31, 2006, the Company had 38,662,170 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets and 2,663,607 options granted under the stock option plan.

     The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, and access to capital markets should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the uncertainties associated with the regulatory approval process and the Company's ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company's operations in the future.

     On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, with a 24 month term, that provides the Company up to U.S. $60 million of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term. The agreement provides for an obligation for Neurochem to drawdown at least U.S. $25 million over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and the required regulatory approvals.



Neurochem Second Quarter ended June 30, 2006

                                             Consolidated Financial Statements 8


CONSOLIDATED BALANCE SHEETS
(Unaudited)
June 30, 2006 and December 31, 2005 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                          JUNE 30,          JUNE 30,     December 31,
                                                              2006              2006             2005
-------------------------------------------------------------------------------------------------------
                                                          (U.S.$ -            (CDN$)           (Cdn$)
                                                           NOTE 1)
ASSETS
Current assets:
   Cash and cash equivalents                                37,608            41,931            7,382
   Marketable securities                                       --                --            63,709
   Restricted cash (note 3)                                  6,000             6,690            6,995
   Sales taxes and other receivables                         1,173             1,308              728
   Research tax credits receivable                           3,063             3,415            2,404
   Prepaid expenses and deposits                             3,433             3,828            3,171
-------------------------------------------------------------------------------------------------------
                                                            51,277            57,172           84,389

Restricted cash                                                574               640              640
Long-term prepaid expenses and deposits                        873               973            1,355
Long-term investment (note 2)                                1,285             1,433              235
Property and equipment                                       4,363             4,865            4,911
Patents                                                      5,000             5,575            5,416
-------------------------------------------------------------------------------------------------------
                                                            63,372            70,658           96,946
=======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                          2,555             2,849            5,016
   Accrued liabilities                                      10,297            11,481            8,551
   Deferred revenue                                          8,208             9,151            2,429
   Deferred gain on sale of property                         1,277             1,424            1,424
-------------------------------------------------------------------------------------------------------
                                                            22,337            24,905           17,420
Deferred revenue                                               755               842            8,779
Deferred gain on sale of property                           17,082            19,046           19,759
Long-term accrued liabilities                                  427               476              207
-------------------------------------------------------------------------------------------------------
                                                            40,601            45,269           46,165
-------------------------------------------------------------------------------------------------------

Non-controlling interest (note 2)                            1,073             1,196              509

Shareholders' equity:
   Share capital (note 4)                                  242,580           270,465          260,968
   Additional paid-in capital (note 4)                      10,748            11,984           10,052
   Deficit                                                (231,630)         (258,256)        (220,748)
-------------------------------------------------------------------------------------------------------
                                                            21,698            24,193           50,272
Arbitral award (note 7)
Subsequent event (note 9)
-------------------------------------------------------------------------------------------------------
                                                            63,372            70,658           96,946
=======================================================================================================

See accompanying notes to unaudited consolidated financial statements.


Neurochem Second Quarter ended June 30, 2006

                                             Consolidated Financial Statements 9

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
Periods ended June 30, 2006 and 2005 (in thousands of Canadian dollars, except per share data) (in accordance with Canadian GAAP)



                                                       Three months ended                  Six months ended
                                                                 June 30,                          June 30,
-------------------------------------------------------------------------------------------------------------
                                             2006      2006          2005      2006       2006         2005
-------------------------------------------------------------------------------------------------------------
                                         (U.S.$ -    (CDN$)        (Cdn$)  (U.S.$ -     (CDN$)       (Cdn$)
                                          NOTE 1)                        NOTE 1)
Revenues:
   Collaboration agreement (note 3)           545       608           822     1,090      1,215        2,027
   Reimbursable costs                         184       205           213       390        435          657
-------------------------------------------------------------------------------------------------------------
                                              729       813         1,035     1,480      1,650        2,684
-------------------------------------------------------------------------------------------------------------
Expenses (income):
   Research and development                12,863    14,342        12,897    25,174     28,068       24,862
   Research tax credits and grants           (443)     (494)         (542)     (923)    (1,029)        (960)
-------------------------------------------------------------------------------------------------------------
                                           12,420    13,848        12,355    24,251     27,039       23,902

   General and administrative               3,019     3,366         5,917     6,106      6,808       11,082
   Arbitral award (note 7)                  1,874     2,089           --      1,874      2,089          --
   Reimbursable costs                         184       205           213       390        435          657
   Stock-based compensation (note 5)          911     1,016         2,292     1,733      1,932        3,062
   Depreciation of property and equipment     284       317           498       556        620          996
   Amortization and write-off
     of patent costs                           82        92            77       253        282          149
   Interest and bank charges                   21        23           133        45         50          254
-------------------------------------------------------------------------------------------------------------
                                           18,795    20,956        21,485    35,208     39,255       40,102
-------------------------------------------------------------------------------------------------------------
Net loss before undernoted items          (18,066)  (20,143)      (20,450)  (33,728)   (37,605)     (37,418)
-------------------------------------------------------------------------------------------------------------

Investment income and other:
   Interest income                            520       580           633     1,097      1,223          884
   Foreign exchange (loss) gain              (470)     (524)        1,406      (511)      (570)       1,632
   Other income                               276       308           296       532        593          347
   Share of loss in a company
     subject to significant influence        (799)     (891)         (824)   (1,531)    (1,707)      (1,579)
   Non-controlling interest                   265       296           245       500        558          470
-------------------------------------------------------------------------------------------------------------
                                             (208)     (231)        1,756        87         97        1,754
-------------------------------------------------------------------------------------------------------------
Net loss                                  (18,274)  (20,374)      (18,694)  (33,641)   (37,508)     (35,664)
=============================================================================================================

Net loss per share:
   Basic                                    (0.47)    (0.53)        (0.54)    (0.87)     (0.97)       (1.08)
   Diluted                                  (0.47)    (0.53)        (0.54)    (0.87)     (0.97)       (1.08)
=============================================================================================================

Weighted average number of
  shares outstanding:
     Basic                                       38,792,486    34,646,842           38,475,059   33,056,654
     Effect of dilutive options
       and warrants                                      --     1,700,683                   --    2,433,878
-------------------------------------------------------------------------------------------------------------
Diluted                                          38,792,486    36,347,525           38,475,059   35,490,532
=============================================================================================================

See accompanying notes to unaudited consolidated financial statements.


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 10



CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)
Periods ended June 30, 2006 and 2005 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                    Three months ended               Six months ended
                                                              June 30,                       June 30,
-------------------------------------------------------------------------------------------------------
                                             2006      2006       2005      2006       2006      2005
-------------------------------------------------------------------------------------------------------
                                         (U.S.$ -    (CDN$)     (Cdn$)  (U.S.$ -     (CDN$)    (Cdn$)
                                          NOTE 1)                        NOTE 1)
Deficit, beginning of period:
   As previously reported               (213,356) (237,882)  (165,352) (197,989)  (220,748) (140,926)
   Adjustment to reflect change
     in accounting policy for
     long-term investment (note 2)            --        --         --        --         --    (2,501)
-------------------------------------------------------------------------------------------------------

Deficit, beginning of period,
  as restated                           (213,356) (237,882)  (165,352) (197,989)  (220,748) (143,427)

Net loss                                 (18,274)  (20,374)   (18,694)  (33,641)   (37,508)  (35,664)

Share issue costs                             --        --         --        --         --    (4,955)
-------------------------------------------------------------------------------------------------------
Deficit, end of period                  (231,630) (258,256)  (184,046) (231,630)  (258,256) (184,046)
=======================================================================================================

See accompanying notes to unaudited consolidated financial statements.


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 11


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
Periods ended June 30, 2006 and 2005 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                    Three months ended               Six months ended
                                                              June 30,                       June 30,
-------------------------------------------------------------------------------------------------------
                                             2006      2006       2005      2006       2006      2005
-------------------------------------------------------------------------------------------------------
                                         (U.S.$ -    (CDN$)     (Cdn$)  (U.S.$ -     (CDN$)    (Cdn$)
                                          NOTE 1)                        NOTE 1)
Cash flows from operating activities:
   Net loss                               (18,274)  (20,374)   (18,694)  (33,641)   (37,508)  (35,664)
     Adjustments for:
       Depreciation, amortization
         and write-off of patents             366       409        575       809        902     1,145
       Unrealized foreign exchange loss
         (gain)                               726       810       (540)      805        898      (644)
       Stock-based compensation               911     1,016      2,292     1,733      1,932     3,062
       Share of loss in a company
         subject to significant influence     799       891        824     1,531      1,707     1,579
       Non-controlling interest              (265)     (296)      (245)     (500)      (558)     (470)
       Amortization of gain on sale
         leaseback                           (319)     (356)        --      (640)      (713)       --
     Changes in operating assets
       and liabilities:
       Restricted cash                         --        --        (96)       --         --    (7,354)
       Amounts receivable under
         collaboration agreement               --        --         --        --         --    14,443
       Sales taxes and other receivables     (397)     (443)       330      (520)      (580)      261
       Research tax credits receivable       (440)     (491)      (533)     (907)    (1,011)     (812)
       Prepaid expenses and deposits         (528)     (589)       (90)     (589)      (657)     (138)
       Long-term prepaid expenses
         and deposits                         204       227        261       343        382      (193)
       Deferred revenue                      (545)     (608)      (823)   (1,090)    (1,215)   (2,027)
       Accounts payable and
         accrued liabilities                2,933     3,270      3,048     1,801      2,008     4,005
-------------------------------------------------------------------------------------------------------
                                          (14,829)  (16,534)   (13,691)  (30,865)   (34,413)  (22,807)
-------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issue of common shares        49        55        103     8,518      9,497    75,511
   Share issue costs                           --        --         --        --         --    (4,955)
   Repayment of obligations under
     capital lease                             --        --       (112)       --         --      (223)
   Repayment of long-term debt                 --        --        (64)       --         --      (290)
-------------------------------------------------------------------------------------------------------
                                               49        55        (73)    8,518      9,497    70,043
-------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Additions to property and equipment       (389)     (434)      (449)     (450)      (502)     (903)
   Additions to patent costs                 (227)     (253)      (340)   (1,336)    (1,489)     (488)
   Proceeds from marketable securities     15,592    17,384      2,997    57,141     63,709    21,966
   Proceeds from disposal of property
     and equipment                             --        --         37        --         --        65
   Long-term investment                        --        --         --    (1,489)    (1,660)       --
-------------------------------------------------------------------------------------------------------
                                           14,976    16,697      2,245    53,866     60,058    20,640
-------------------------------------------------------------------------------------------------------


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 12


CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D.)
(Unaudited)
Periods ended June 30, 2006 and 2005 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                    Three months ended               Six months ended
                                                              June 30,                       June 30,
-------------------------------------------------------------------------------------------------------
                                             2006      2006       2005      2006       2006      2005
-------------------------------------------------------------------------------------------------------
                                         (U.S.$ -    (CDN$)     (Cdn$)  (U.S.$ -     (CDN$)    (Cdn$)
                                          NOTE 1)                        NOTE 1)

Net increase (decrease) in cash and
   cash equivalents                           196       218    (11,519)   31,519     35,142    67,876

Cash and cash equivalents,
   beginning of period                     37,859    42,211     86,706     6,621      7,382     7,207

Effect of unrealized foreign exchange
   on cash and cash equivalents              (447)     (498)       540      (532)      (593)      644
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                           37,608    41,931     75,727    37,608     41,931    75,727
=======================================================================================================

Supplemental disclosure to cash flow (note 8).
See accompanying notes to unaudited consolidated financial statements.


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 13


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Periods ended June 30, 2006 and 2005 (Amounts in thousands of Canadian dollars, except per share data)

1.  BASIS OF PRESENTATION:

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at June 30, 2006, and the unaudited statements of operations, deficit and cash flows for the periods ended June 30, 2006, and 2005, reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2005. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the annual financial statements as at and for the year ended December 31, 2005.

TRANSLATION OF CONVENIENCE:
The Company's functional currency is the Canadian dollar. As a convenience to certain readers, the Company also presents the interim consolidated financial statements in U.S. dollars using the convenience translation method whereby all Canadian dollar amounts are converted into U.S. dollars at the noon exchange rate quoted by the Bank of Canada at June 30, 2006, which was 0.8969 U.S. dollar per Canadian dollar. The information in U.S. dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the Canadian dollar amounts in the financial statements actually represent such U.S. dollar amounts or could be or would have been converted into U.S. dollars at the rate indicated.

2.  CHANGES IN ACCOUNTING POLICIES:

VARIABLE INTEREST ENTITIES:
On January 1, 2005, the Company adopted the recommendation of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a variable interest entity
(VIE)). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia Inc.'s shares (Innodia holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

     In March 2006, the Company invested an additional amount of $1,660 in Innodia holding in connection with a financing by Innodia Inc. Following the additional investment by the Company and the other Innodia holding shareholders, the carrying amounts of the long-term investment and non-controlling interest were $2,905 and $1,245, respectively. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares.


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 14

3.  COLLABORATION AGREEMENT:

The Company recognized $608 and $1,215 of revenue for the three-month and six-month periods ended June 30, 2006, under a collaboration agreement entered into in December 2004 (2005 -- $822 and $2,027, respectively). These amounts represent the amortization of the non-refundable upfront payment over the remaining estimated period through to the anticipated regulatory approval date of the investigational product candidate.

     As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $6,690 (U.S.$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as "restricted cash" on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.

4.  SHARE CAPITAL:

(a)  THE AUTHORIZED SHARE CAPITAL OF THE COMPANY CONSISTS OF:

     o   an unlimited number of voting common shares

     o an unlimited number of non-voting preferred shares, issuable in one or more series

(b)  ISSUED AND OUTSTANDING:

     The issued and outstanding share capital consists of:

                                                      JUNE 30,     December 31,
                                                          2006             2005
-------------------------------------------------------------------------------
                                                             $                $
38,662,170 common shares (December 31, 2005 --
   37,421,079 common shares)                           270,465          260,968
===============================================================================


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 15


     Changes in the issued and outstanding common shares and additional paid-in capital for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 were as follows:

                                                                                           Additional
                                                                                              paid-in
                                                            Number           Dollars          capital
-------------------------------------------------------------------------------------------------------
                                                                                   $                $
Balance, December 31, 2004                              30,320,419           175,855            5,765

Issued for cash from public offering (i)                 4,000,000            74,495               --

Exercise of a warrant (ii)                               2,800,000             8,764               --

Exercise of stock options:
   For cash                                                300,660             1,346               --
   Ascribed value from additional paid-in capital               --               508             (508)

Stock-based compensation                                        --                --            4,795
-------------------------------------------------------------------------------------------------------

Balance, December 31, 2005                              37,421,079           260,968           10,052

Exercise of a warrant (iii)                              1,200,000             9,372               --

Exercise of stock options:
   For cash                                                 41,091               125               --

Stock-based compensation                                        --                --            1,932
-------------------------------------------------------------------------------------------------------
Balance, June 30, 2006                                  38,662,170           270,465           11,984
=======================================================================================================

December 31, 2005:

(i) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of $18.62 (U.S.$15.30) per share. The total proceeds of the offering to the Company were $74,495 (U.S.$61,200). Total share issue costs of $4,955 were charged to the deficit.

(ii) On July 25, 2005, a subsidiary of Picchio Pharma Inc. (Picchio Pharma) exercised a warrant to purchase 2.8 million common shares at a price of $3.13 per share. Total proceeds to the Company were $8,764.

June 30, 2006:

(iii) On February 16, 2006, Picchio Pharma exercised a warrant to purchase 1.2 million common shares at a price of $7.81. Total proceeds to the Company were $9,372.


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 16

(c) STOCK OPTION PLAN:
Changes in outstanding options issued under the stock option plan for the year ended December 31, 2005 and the six-month period ended June 30, 2006 were as follows:

                                                                                             Weighted
                                                                                              average
                                                                              Number   exercise price
-------------------------------------------------------------------------------------------------------
                                                                                                    $
Options outstanding, December 31, 2004                                     2,363,784            14.51

Granted                                                                      318,500            21.31

Exercised                                                                   (300,660)            4.48

Cancelled or expired                                                         (71,666)           13.68
-------------------------------------------------------------------------------------------------------

Options outstanding, December 31, 2005                                     2,309,958            16.78

Granted                                                                      402,000            16.53

Exercised                                                                    (41,091)            3.06

Cancelled or expired                                                          (7,260)           21.07
-------------------------------------------------------------------------------------------------------
Options outstanding, June 30, 2006                                         2,663,607            16.94
=======================================================================================================

(d)  OUTSTANDING WARRANTS AT JUNE 30, 2006:
Each warrant entitles the holder to purchase a specified number of common shares. Changes in outstanding warrant shares issued in connection with various private placements were as follows:

                                                                           Number of         Weighted
                                                                             warrant          average
                                                                              shares   exercise price
-------------------------------------------------------------------------------------------------------
                                                                                                    $

Warrant shares outstanding, December 31, 2004                              4,000,000             4.53

Exercised (note 4 (b))                                                    (2,800,000)            3.13
-------------------------------------------------------------------------------------------------------

Warrant shares outstanding, December 31, 2005                              1,200,000             7.81

Exercised (note 4 (b))                                                    (1,200,000)            7.81
-------------------------------------------------------------------------------------------------------
Warrant shares outstanding, June 30, 2006                                         --               --
=======================================================================================================

(e)  EARNINGS PER SHARE:
At June 30, 2006, 1,688,941 options were not considered in the computation of the diluted weighted average number of shares outstanding since the exercise price of these options was higher than the average market price.

     Included in the basic weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 4 (f).


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 17

(f) AGREEMENT TO ISSUE SHARES:
On December 1, 2004, the Company entered into an agreement with the Chief Executive Officer to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. The agreement was approved by regulatory authorities and shareholders in 2005. During the quarter ended June 30, 2005, the Company recorded $1,441 in stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with the execution and achievement of certain specified targets. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

5.  STOCK-BASED COMPENSATION:

In the three-month and six-month periods ended June 30, 2006, the Company recorded total stock-based compensation of $1,016 and $1,932, respectively related to stock options granted to employees after July 1, 2002 (2005 -- $851 and $1,621, respectively).

     The fair value of the options granted was determined using the following method and assumptions.

     The weighted average fair value of each option is estimated on the effective date of the grant using Black-Scholes pricing model with the following assumptions:

                                                   JUNE 30,         June 30,
                                                       2006             2005
------------------------------------------------------------------------------
Risk-free interest rate                               4.18%            3.86%
Expected volatility                                     60%              57%
Expected life in years                                    7                7
Expected dividend yield                                 NIL              nil
==============================================================================

     The following table summarizes the weighted average grant-date fair value per share for options granted during the six-month periods ended June 30, 2006 and 2005:

                                                           Weighted average
                                                 Number of       grant-date
                                                   options       fair value
-----------------------------------------------------------------------------
                                                                          $
Six-month periods ended:
   June 30, 2006                                   402,000            10.46
   June 30, 2005                                   286,000            13.11
=============================================================================

     Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

6.  RELATED PARTY TRANSACTIONS:

In the three-month and six-month periods ended June 30, 2006, the Company incurred fees of $614 and $1,227 under the terms of a management services agreement entered into in March 2003, as amended in October 2003 and again in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer (2005 -- $600 and $1,200, respectively).

     In 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. In the three and six months ended June 30, 2006, sub-lease revenue under the agreement amounted to $239 and $479, respectively, and is included in "other income" on the consolidated statements of operations (2005 -- $221 and $221, respectively).


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 18

     On February 1, 2006, the Company entered into an assignment agreement (Assignment Agreement) with Parteq Research and Development Innovations (Parteq) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, milestone payments and royalties based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.

     In March 2006, as disclosed in note 2, the Company invested an additional amount of $1,660 in Innodia holding, a company in which Picchio Pharma has an equity interest. In addition, during 2006, the Company entered into an amendment agreement with Innodia Inc. amending the May 2003 license agreement, which granted Innodia Inc. an exclusive worldwide license under certain intellectual property relating to diabetes.

     The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.

7.  ARBITRAL AWARD:

In 2002, the Company executed an agreement (the CTA) with Immtech International, Inc. (which changed its name, on March 22, 2006, to Immtech Pharmaceuticals, Inc. and which is referred to herein simply as "Immtech") of Vernon Hills, Illinois pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. A hearing before the arbitral tribunal (the Tribunal), convened in accordance with the rules of the International Chamber of Commerce Court of Arbitration (the ICC), was held in mid-September 2005. The Tribunal issued its Final Award in early June 2006.

     The Tribunal held that the Company did not misappropriate any of Immtech's compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, the Company's patent applications.

     While the Tribunal found that the Company had breached certain sections of the 2002 agreement, Immtech was awarded U.S.$35 in damages, plus interest thereon, in connection with a disputed milestone payment. Immtech was also awarded a portion of the ICC's administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech's arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S.$1.83 million. In total, Immtech was awarded approximately U.S.$1.9 million.

     On July 10, 2006, Immtech issued a letter to the Tribunal and the ICC, seeking a further determination under the Final Award. On July 12, 2006, the Tribunal granted the Company 20 days to respond in writing to Immtech's letter and the Company filed its response on July 28, 2006. The parties now await the decision of the Tribunal in relation to Immtech's July 10 letter. In view of these developments, the status conference before the Federal District Court for the Southern District of New York, has been adjourned until late September 2006.


Neurochem Second Quarter ended June 30, 2006

                                            Consolidated Financial Statements 19

8.  STATEMENTS OF CASH FLOWS -- SUPPLEMENTARY DISCLOSURE:

(a)  CASH AND CASH EQUIVALENTS:
Cash and cash equivalents consist of cash balances with banks and short-term investments:

                                                                            JUNE 30,     December 31,
                                                                                2006             2005
-------------------------------------------------------------------------------------------------------
                                                                                   $                $
Cash balances with banks                                                       1,739            1,919
Short-term investment yielding interest between
   4.28% and 5.10% (December 31, 2005: 3.15% to 4.27%)                        40,192            5,463
-------------------------------------------------------------------------------------------------------
                                                                              41,931            7,382
=======================================================================================================

(b)  INTEREST:

                                               Three months ended                   Six months ended
                                                          June 30,                           June 30,
-------------------------------------------------------------------------------------------------------
                                             2006             2005              2006             2005
-------------------------------------------------------------------------------------------------------
Cash paid in the period for:

     Interest                                 --                85               --               220
=======================================================================================================

(c)  NON-CASH TRANSACTIONS:

                                                                            JUNE 30,     December 31,
                                                                                2006             2005
-------------------------------------------------------------------------------------------------------
                                                                                   $                $
Additions to property and equipment and patent costs
   included in accounts payable and accrued liabilities
   at end of the period                                                          349            1,325
=======================================================================================================

9.  SUBSEQUENT EVENT:

On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility. The facility has a 24 month term and provides the Company with access to financing of up to U.S. $60 million in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw down. Under the agreement, the Company is committed to drawdown at least U.S. $25 million over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and obtaining the required regulatory approvals.


Neurochem Second Quarter ended June 30, 2006

[picture]
[logo]
Driven to enhance people's lives.

CORPORATE PROFILE. Neurochem is a dynamic, highly energized biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Its pipeline of innovative oral product candidates primarily targets neurological disorders. With promising candidates for AA amyloidosis and Alzheimer's disease advancing towards commercialization, Neurochem is coming of age--poised to take its place among the leaders of the global biopharmaceutical industry.

NEUROCHEM INC.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7
Telephone: (450) 680-4500
Toll-Free: 1 877 680-4500
Fax: (450) 680-4501
E-mail: info@neurochem.com
www.neurochem.com


Neurochem Second Quarter ended June 30, 2006